UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37406

CORINDUS VASCULAR ROBOTICS, INC.

(Exact name of registrant as specified in its charter)

309 Waverley Oaks Road, Suite 105
Waltham, MA 02452
(508) 653-3335

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001; Preferred Stock, par value $0.0001; Warrants; Rights; Purchase Contracts;
Units; Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of each class of securities listed above, as of the certification or notice date: One (1)*.

*	On October 29, 2019, pursuant to an Agreement and Plan of Merger, dated as of August 7, 2019, by and among Siemens Medical Solutions USA, Inc. a Delaware corporation (“SMS USA”), Corpus Merger Inc., a Delaware corporation and wholly owned subsidiary of SMS USA (“Merger Sub”), and Corindus Vascular Robotics, Inc. (“Company”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and as a wholly owned subsidiary of SMS USA.

Pursuant to the requirements of the Securities Exchange Act of 1934, Corindus Vascular Robotics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2019	By:	/s/ Mark J. Toland
	Name: Title:	Mark J. Toland Chief Executive Officer